As filed with the Securities and Exchange Commission on January 8, 2025

Registration No. 333-282825

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

☒REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐PRE-EFFECTIVE AMENDMENT NO. ☒POST-EFFECTIVE AMENDMENT NO. 1

Prudential Investment Portfolios 5

(Exact Name of Registrant as Specified in Charter)

655 Broad Street

Newark, New Jersey 07102

(Address of Principal Executive Offices)

1-800-210-0118

(Registrant’s Telephone Number)

Andrew R. French

655 Broad Street

Newark, New Jersey 07102

(Name and Address of Agent for Service)

Explanatory Note

This Post-Effective Amendment No. 1 (“Amendment”) is being filed solely for the purpose of filing as exhibits to the Registrant’s Registration Statement on Form N-14 ) in connection with the reorganization of PGIM Target Date 2015 Fund into PGIM Target Date Income Fund, the opinion of Willkie Farr & Gallagher LLP (and the related consent) as to tax matters (Exhibit (12)(b)) and the opinion of Morris, Nichols, Arsht & Tunnell LLP as to the validity of shares to be issued for PGIM Target Date Income Fund (Exhibit (12)(c)). Accordingly, this Amendment consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. The Registrant hereby incorporates by reference the Prospectus/Information Statement and Statement of Additional Information filed as Parts A and B, respectively, to Registrant's Form N-14 (File No. 333-282825) filed with the SEC on October 25, 2024 and subsequently filed in definitive form on November 25, 2024. This Amendment does not modify any other part of the Registration Statement.

PART C

OTHER INFORMATION

ITEM 15. INDEMNIFICATION

Subject to Sections 17(h) and (i) of the Investment Company Act of 1940, as amended (the 1940 Act), and pursuant to Article VII of the Agreement and Declaration of Trust and Article XI of the Trust’s By-Laws, officers, trustees, employees and agents of Registrant will not be liable to Registrant, any stockholder, officer, director, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with Registrant, subject to the same exceptions. Section 3817 of the Delaware Statutory Trust Act permits indemnification of trustees who acted in good faith and reasonably believed that the conduct was in the best interest of the Trust. As permitted by Section 17(i) of the 1940 Act, pursuant to Section 10 of the Distribution Agreement, the Distributor of Registrant may be indemnified against liabilities which it may incur, except liabilities arising from bad faith, gross negligence, willful misfeasance or reckless disregard of duties.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against Registrant by such trustee, officer or controlling person in connection with the shares being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

Registrant has purchased an insurance policy insuring its officers and trustees against liabilities, and certain costs of defending claims against such officers and trustees, to the extent such officers and trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures Registrant against the cost of indemnification payments to officers and trustees under certain circumstances.

Section 8 of the Management Agreement and Section 4 of the Subadvisory Agreements limit the liability of PGIM Investments and each Adviser, respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

Registrant hereby undertakes that it will apply the indemnification provisions of its By-Laws and the Distribution Agreement in a manner consistent with Release No. 11330 of the Commission under the 1940 Act as long as the interpretation of Section 17(h) and 17(i) of such Act remains in effect and is consistently applied.

ITEM 16. EXHIBITS

(1)(a) Certificate of Trust. Incorporated by reference to the Registration Statement on Form N-1A filed on July 9, 1999 (File No. 333-82621).

(1)(b) Amendment to Certificate of Trust dated September 4, 2001. Incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A filed on October 1, 2001.

(1)(c) Agreement and Declaration of Trust. Incorporated by reference to the Registration Statement on Form N-1A filed on July 9, 1999 (File No. 333-82621).

(1)(d) Certificate of Correction of Amendment to Certificate of Trust dated May 14, 2002. Incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A filed on September 30, 2002.

(1)(e) Certificate of Amendment to Certificate of Trust dated February 16, 2010. Incorporated by reference to Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A filed on September 27, 2010.

(2)By-Laws, amended as of November 16, 2004. Incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A filed on November 22, 2004.

(3)In response to this item, Registrant incorporates by reference the following provisions of its Agreement and Declaration of Trust and By-Laws, Incorporated by reference to Prudential Investment Portfolios 5. Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A (File No. 811-09439) filed via EDGAR on September 22, 2016, as Exhibit (a)(3) and Exhibit (b), defining the rights of the Trust's shareholders: Articles III and V of the Agreement and Declaration of Trust and Article III of the By-Laws.

(4)Form of Plan of Reorganization for the reorganization on behalf of PGIM Target Date 2015 Fund, a series of Prudential Investment Portfolios 5 and PGIM Target Date Income Fund, a series of Prudential Investment Portfolios 5 is included as Exhibit A to the Prospectus and Information Statement contained in this Registration Statement on Form N-14 on October 25, 2024.

(5)Not applicable.

(6)(a) Management Agreement between Registrant and Prudential Investments Fund Management LLC (now known as PGIM Investments LLC). Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on August 1, 2000.

(6)(a)(1) Amendment to Management Agreement between Registrant and Prudential Investments Fund Management LLC. Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A filed on September 29, 2005.

(6)(a)(2) Expense Cap for PGIM Jennison Diversified Growth Fund. Incorporated by reference to Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A filed on September 27, 2024.

(6)(b) Subadvisory Agreement between PI and Jennison Associates LLC. Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A filed on September 29, 2005.

(6)(c) Management Agreement between Registrant and Prudential Investments LLC (PI) (now known as PGIM Investments LLC) with respect to the Prudential Jennison Rising Dividend Fund (now known as PGIM Jennison Rising Dividend Fund). Incorporated by reference to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A filed on March 5, 2014.

(6)(c)(1) Amendment to Management Agreement between Registrant and PGIM Investments LLC. Incorporated by reference to Post-Effective Amendment No. 49 to the Registration Statement on Form N-1A filed on July 17, 2017.

(6)(c)(2) Expense Cap for PGIM Jennison Rising Dividend Fund. Incorporated by reference to Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A filed on September 27, 2024.

(6)(d) Subadvisory Agreement between PI and Jennison Associates LLC with respect to the Prudential Jennison Rising Dividend Fund. Incorporated by reference to Post-Effective Amendment No. 32 to the Registration Statement on Form N- 1A filed on March 5, 2014.

(6)(e) Management Agreement between Registrant and PGIM Investments with respect to Prudential 60/40 Allocation Fund (now known as PGIM 60/40 Allocation Fund). Incorporated by reference to Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A filed on September 12, 2017.

(6)(e)(1) Expense Cap for PGIM 60/40 Allocation Fund. Incorporated by reference to Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A filed on September 27, 2024.

(6)(f) Subadvisory Agreement between PGIM Investments and Quantitative Management Associates LLC with respect to Prudential 60/40 Allocation Fund. Incorporated by reference to Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A filed on September 12, 2017.

(6)(g) Management Agreement between the Registrant and PGIM Investments LLC with respect to PGIM Target Date Funds. Incorporated by reference to Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A filed on September 19, 2024.

(6)(g)(1) Expense Cap for the PGIM Target Date Funds. Incorporated by reference to Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A filed on September 27, 2024.

(6)(h) Subadvisory Agreement between PGIM Investments LLC and PGIM DC Solutions LLC with respect to the PGIM Target Date Funds. Incorporated by reference to Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A filed on September 19, 2024.

(7)(a) Second Amended and Restated Distribution Agreement between Prudential Investments Mutual Funds and the Target Mutual Funds, and Prudential Investment Management Services LLC (PIMS) dated September 22, 2016. Incorporated by reference to Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A (File No. 811-09439) filed via EDGAR on September 23, 2016.

(7)(b) Selected Dealer Agreement. Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement filed on Form N-1A on August 1, 2000.

(8) Not applicable.

(9)(a) Custodian Contract between the Registrant and The Bank of New York (BNY) dated November 7, 2002. Incorporated by reference to Post-Effective Amendment No. 9 to the Registration Statement filed on Form N-1A on October 2, 2003.

(9)(a)(1) Amendment dated June 3, 2024, to Custodian Agreement dated November 7, 2002, between Registrant and BNY. Incorporated by reference to corresponding exhibit to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A for PGIM ETF Trust (File No. 333-222469) filed via EDGAR on June 13, 2024.

(9)(b) Custodian Services Agreement between the Registrant and PFPC Trust Company (PFPC) (now known as BNY Mellon Investment Servicing Trust Company) dated July 1, 2005. Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement filed on Form N-1A on September 29, 2005.

(10)(a) Amended and Restated Distribution and Service Plan for Class A shares. Incorporated by reference to corresponding exhibit to Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A for Prudential Investment Portfolios 12 (File No. 333-42705) filed via EDGAR on June 19, 2018.

(10)(b) Amended and Restated Distribution and Service Plan for Class C shares. Incorporated by reference to corresponding exhibit to Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A for Prudential Investment Portfolios 12 (File No. 333-42705) filed via EDGAR on June 19, 2018.

(10)(c) Rule 12b-1 Fee Waiver for Class A Shares of PGIM Jennison Diversified Growth Fund. Incorporated by reference to Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A filed on September 27, 2024.

(10)(d) Rule 12b-1 Fee Waiver for Class A Shares of PGIM Jennison Rising Dividend Fund. Incorporated by reference to Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A filed on September 27, 2024.

(10)(e) Shareholder Services Plan for R1, R2, R3 and R4 Shares. Incorporated by reference to Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A (File No. 811-09439) filed via EDGAR on September 22, 2016.

(10)(d) Amended and Restated Rule 18f-3 Plan dated May 1, 2023. Incorporate by reference to corresponding exhibit to Post-Effective Amendment No. 83 to the Registration Statement on Form N-1A for Prudential Investment Portfolios 12 (File No. 333-42705) filed via EDGAR on May 25, 2023.

(11)(a) Opinion of Morris, Nichols, Arsht & Tunnell dated September 27, 2002. Incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A filed on September 30, 2002.

(11)(b) Opinion of Morris, Nichols, Arsht & Tunnell dated February 9, 2007. Incorporated by reference to Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A filed on February 9, 2007.

(11)(c) Opinion of Morris, Nichols, Arsht & Tunnell dated July 18, 2011, concerning the validity of Class R and Class Z shares. Incorporated by reference to corresponding Exhibit to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A filed on July 18, 2011.

(11)(d) Opinion of Morris, Nichols, Arsht & Tunnell with respect to Prudential Jennison Rising Dividend Fund. Incorporated by reference to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A filed on March 5, 2014.

(11)(e) Opinion of Morris, Nichols, Arsht & Tunnell relating to the Class R1, R2, R3, R4, R5 and R6 shares of the Prudential Day One Funds (now known as the PGIM Target Date Funds). Incorporated by reference to Prudential Investment Portfolios 5. Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A (File No. 811-09439) filed via EDGAR on December 12, 2016.

(11)(f) Opinion of Morris, Nichols, Arsht & Tunnell relating to the Class R6 shares of the Prudential 60/40 Allocation Fund. Incorporated by reference to Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A filed on September 12, 2017.

(11)(g) Opinion of Morris, Nichols, Arsht & Tunnell relating to the Class Q (now known as Class R6) and Z shares of the Prudential Jennison Diversified Growth Fund and Class Q shares of the Prudential Jenison Rising Dividend Fund. Incorporated by reference to Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A filed on September 27, 2017.

(11)(h) Opinion of Morris, Nichols, Arsht & Tunnell as to the legality of the securities being registered for Prudential Day One 2065 Fund (now known as the PGIM Target Date 2065 Fund). Incorporated by reference to Post-Effective Amendment No. 63 to the Registration Statement on Form N-1A filed December 13, 2019.

(12)(a) Opinion and consent of Willkie Farr & Gallagher LLP supporting tax matters and consequences to shareholders. Incorporated by reference to Post-Effective Amendment No. 65 to the Registration Statement on Form N-1A filed January 16, 2020.

(12)(b) Opinion and consent of Willkie Farr & Gallagher LLP supporting tax matters and consequences to shareholders.

Filed herewith.

(12)(c) Opinion of Morris, Nichols, Arsht & Tunnell LLP as to the validity of shares to be issued for PGIM Target Date Income Fund. Filed herewith.

(13)(a) Amended and Restated Transfer Agency and Service Agreement between the Registrant and Prudential Mutual Fund Services, LLC (PMFS), dated May 29, 2007. Incorporated by reference to the Prudential Investment Portfolios 4 Post- Effective Amendment No. 29 to the Registration Statement on Form N-1A filed via EDGAR on June 29, 2007 (File No. 33- 10649).

(13)(a)(1) Amendment dated April 1, 2024, to Amended and Restated Transfer Agency and Service Agreement dated May 29, 2007. Incorporated by reference to corresponding exhibit to Post-Effective Amendment No. 85 to the Registration Statement on Form N-1A for Prudential Investment Portfolio 12 (File No. 333-42705) filed via EDGAR on April 3, 2024.

(13)(b) Fund Administration and Accounting Agreement between each fund listed on Appendix A thereto and the Bank of New York Mellon dated February 3, 2006. Incorporated by reference to Post-Effective Amendment No. 89 to Registration Statement for Prudential Investment Portfolios, Inc. 14 on Form N-1A (File No. 002-82976) filed via EDGAR on April 27, 2022.

(13)(b)(1) Amendment dated June 3, 2024, to the Fund Administration and Accounting Services Agreement, dated February 3, 2006, among the Registrant and The Bank of New York Mellon. Incorporated by reference to corresponding exhibit to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A for PGIM ETF Trust (File No. 333-222469) filed via EDGAR on June 13, 2024.

(14)Consent of Independent Registered Public Accounting Firm. Incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 on October 25, 2024.

(15)Not applicable.

(16)Power of Attorney dated September 12, 2024. Incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 on October 25, 2024.

ITEM 17. UNDERTAKINGS

(1)The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)The undersigned Registrant undertakes to file, by post-effective amendment, a copy of the opinion of counsel as to certain tax matters, within a reasonable time after receipt of such opinion.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Newark, State of New Jersey on the 8th day of January 2025.

Prudential Investment Portfolios 5

By: * Stuart S. Parker

Stuart S. Parker, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature

*

Ellen S. Alberding

*

Kevin J. Bannon

*

Scott E. Benjamin

*

Linda W. Bynoe

*

Barry H. Evans

*

Keith F. Hartstein

*

Laurie Simon Hodrick

*

Stuart S. Parker

*

Brian K. Reid

*

Grace C. Torres

*

Christian J. Kelly

*

Russ Shupak

*By: /s/ George Hoyt

George Hoyt

Title	Date
Trustee
Trustee
Trustee

Trustee

Trustee

Trustee

Trustee

Trustee and President, Principal Executive Officer

Trustee

Trustee

Chief Financial Officer (Principal Financial Officer)

Treasurer and Principal Accounting Officer

Attorney-in-Fact	January 8, 2025
Prudential Investment Portfolios 5
REGISTRATION STATEMENT ON FORM N-14
EXHIBIT INDEX
Exhibit No.	Description
(12)(b)	Opinion and consent of Willkie Farr & Gallagher LLP supporting tax matters and consequences to shareholders.
(12)(c)	Opinion of Morris, Nichols, Arsht & Tunnell LLP as to the validity of shares to be issued for PGIM Target Date
Income Fund.